SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

December 22, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Sino Green Land Corporation
Registration Statement on Form S-1
File No. 333-164006

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sino Green Land Corporation (the “Company”), respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 pm, Eastern Time, on Wednesday, December 22, 2010, or as soon thereafter as possible.

We hereby acknowledge the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Xiong Luo
Xiong Luo
Chief Executive Officer and President

cc:           Asher S. Levitsky P.C.